SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

OPTA FOOD INGREDIENTS, INC.
(Name of Subject Company)

STAKE ACQUISITION CORP. (OFFEROR)
STAKE TECHNOLOGY LTD. (AFFILIATE OF OFFEROR)
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

68381N105
(Cusip Number of Class of Securities)

JEREMY N. KENDALL, CHAIRMAN & CHIEF EXECUTIVE OFFICER
Stake Technology Ltd.
2838 Highway 7
Norval, Ontario L0P 1K0
Phone: 905-455-1990
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

A COPY TO:
DUNNINGTON, BARTHOLOW & MILLER LLP
Attention: Robert T. Lincoln, Esq.
666 Third Avenue
New York, New York 10017

CALCULATION OF FILING FEE

TRANSACTION VALUATION* $28,007,598	AMOUNT OF FILING FEE $5,602.00

*
Estimated for purposes of calculating the amount of the filing fee only. The filing fee is calculated by (i) multiplying $2.50, the per share tender offer price by, 10,887,577 being the number of shares of Common Stock, par value $0.01 per share of Opta Food Ingredients, Inc. sought in the Offer, plus (ii) payments to holders of options that are, or will become, vested and exercisable with an exercise price of less than $2.50. The amount payable to option holders is equal to the difference between (a) $2.50 and (b) the applicable exercise price, based on 751,100 outstanding options with an average weighted exercise price of $1.459 per share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of one percent of the value of the transaction.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
☐ going-private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Page 1 of 7 Pages
Exhibit Index begins on Page 7

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Statement”) is filed by Stake Acquisition Corp., a Delaware corporation (“Purchaser”) and Stake Technology Ltd., a corporation organized under the laws of Canada (“Stake”). This Statement relates to the offer by Purchaser to purchase all of the issued and outstanding common stock, par value $0.01 per share (the “Company Common Stock”) of Opta Food Ingredients, Inc., a Delaware corporation (the “Company”), (all of the shares of Company Common Stock the “Shares”) at a price of $2.50 per share of Company Common Stock or such higher price as may be paid in the Offer (the “Per Share Amount”), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 4, 2002 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(2) (which, as amended or supplemented from time to time, together constitute the “Offer”).

Purchaser is a wholly owned subsidiary of Stake and was formed solely to effect the Offer and the transactions contemplated thereby.

ITEM 1.    SUMMARY TERM SHEET

The information set forth in the “Summary of Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION

(a)  The name of the subject company is Opta Food Ingredients, Inc., and the address of its principal executive offices is 25 Wiggins Avenue, Bedford, MA 01730. The telephone number of the Company at such location is (781) 276-5100.

(b)  As of October 25, 2002, there were 10,887,577 shares of Company Common Stock issued and outstanding. Purchaser is seeking to purchase all of such Shares at a purchase price of $2.50 per Share, net to the seller in cash.

(c)  The Company’s Common Stock is traded on the Nasdaq Stock Market. The information set forth in “Section 6—Price Range of the Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

(a)-(c)(1), (c)(2) & (c)(5)  This Statement is being filed by Purchaser and Stake. The information set forth in the “INTRODUCTION” and “Section 9—Certain Information Concerning Purchaser and Stake” of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Purchaser and Stake, and the name of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I to the Offer to Purchase and incorporated herein by reference.

(c)(3) & (c)(4)  None of Purchaser, Stake nor, to the best knowledge of Purchaser and Stake, any of the persons or entities listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4.    TERMS OF THE TRANSACTION

(a)(1) & (a)(2)  The information set forth in the “Summary of the Offer”, “INTRODUCTION”, “Section 1—Terms of the Offer”, “Section 2—Acceptance for Payment and Payment for Shares”, “Section 3—Procedures for Tendering Shares”, “Section 4—Withdrawal Rights”, “Section 5—Certain U.S. Federal Income Tax Consequences”, “Section 7—Effect of the Offer on the Market for Shares; Stock Listing; Exchange Act Registration; Margin Regulations”; and “Section 11—Background of the Offers, Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements”, of the Offer to Purchase is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)(1)  Other than the transactions described in Item 5(b) below, none of Purchaser, Stake nor, to the best knowledge of Purchaser and Stake, any of the persons or entities listed in Schedule I to the Offer to Purchase has entered into any transaction with the Company, or any of the Company’s affiliates which are corporations, since the commencement of the Company’s second full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

(a)(2)  Other than the transactions described in Item 5(b) below, none of Purchaser, Stake nor, to the best knowledge of Purchaser and Stake, any of the persons or entities listed in Schedule I to the Offer to Purchase has entered into any transaction since the commencement of the Company’s second full fiscal year preceding the date of this Statement with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $60,000.

(b)  The information set forth in the “INTRODUCTION,” “Section 9—Certain Information Concerning Purchaser and Stake,” “Section 11—Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements” and “Section 12—Plans for the Company; Other Matters” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)-(c)(1)-(7)  The information set forth in the “INTRODUCTION,” “Section 7—Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations”, “Section 9—Certain Information Concerning Purchaser and Stake,” “Section 11—Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements”, and “Section 12—Plans for the Company; Other Matters”, and “Section—13 Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a),(b) & (d)  The information set forth in the “INTRODUCTION” and “Section 10—Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The information set forth in the “INTRODUCTION,” “Section 9—Certain Information Concerning Purchaser and Stake” and “Section 11—Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements” and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The information set forth in the “INTRODUCTION”, and “Section 16—Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS

(a)-(b)  The information set forth in “Section 9—Certain Information Concerning Purchaser and Stake” of the Offer to Purchase is incorporated herein by reference.

ITEM 11.    ADDITIONAL INFORMATION

(a)(1)  Except as disclosed in Item 5 above, there are no present or proposed material contracts, agreements, arrangements, understandings or relationships between Purchaser and Stake, or to the best knowledge of Purchaser and Stake, any of the persons or entities listed in Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(a)(5), (b)  The information set forth in the Offer to Purchase in the “INTRODUCTION”, “Section 7—Effect of the Offer on the Market for Shares; Stock Listing; Exchange Act Registration; Margin Regulations”, “Section 14—Conditions to the Offer” and “Section 15—Certain Legal Matters”, the Letter of Transmittal, attached as Exhibit (a)(2) to this Schedule TO and the Agreement and Plan of Merger, dated as of October 25, 2002, between the Purchaser, Stake and the Company, attached as Exhibit (d)(1) to this Schedule TO, is incorporated herein by reference.

ITEM 12.    EXHIBITS

Exhibit

(a)(1)	Offer to Purchase, dated November 4, 2002.

(a)(2)	Letter of Transmittal.

(a)(3)	Notice of Guaranteed Delivery.

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Press Release of Stake, dated October 28, 2002.

(a)(8)	Summary Advertisement.

(b)	Summary of Terms and Conditions Tender Facility dated October 24, 2002 between Stake, Bank of Montreal and Harris Trust & Savings Bank

(c)	Not Applicable.

(d)(1)	Agreement and Plan of Merger, dated as of October 25, 2002, by and between the Company, Stake and Purchaser.

(d)(2)	Stockholders’ Agreement, dated as of October 25, 2002, by and between Stake, Purchaser and certain stockholders of the Company.

(d)(3)	Confidentiality Agreement, dated May 8, 2002, by and between a wholly-owned subsidiary of Stake and Adams, Harkness & Hill, Inc. on behalf of and as agent for the Company.

(e)	None.

(f)	Not Applicable.

(g)	None.

(h)	Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STAKE ACQUISITION CORP.

By:
Steven R. Bromley President

STAKE TECHNOLOGY LTD.

By:
Jeremy N. Kendall Chairman
Dated:  November 4, 2002

INDEX TO EXHIBITS

Exhibit		Sequential Page No.

(a)(1)	Offer to Purchase, dated November 4, 2002

(a)(2)	Letter of Transmittal.

(a)(3)	Notice of Guaranteed Delivery.

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Press Release of Stake, dated October 28, 2002.

(a)(8)	Summary Advertisement.

(b)	Summary of Terms and Conditions Tender Facility dated October 24, 2002 between Stake, Bank of Montreal and Harris Trust & Savings Bank.

(c)	Not Applicable.

(d)(1)	Agreement and Plan of Merger, dated as of October 25, 2002, by and between the Company, Stake and Purchaser.

(d)(2)	Stockholders’ Agreement, dated as of October 25, 2002, by and between Stake, Purchaser and certain stockholders of the Company.

(d)(3)	Confidentiality Agreement, dated May 8, 2002 by and between a wholly-owned subsidiary of Stake and Adams, Harkness & Hill, Inc. on behalf of and as agent for the Company.

(e)	None.

(f)	Not Applicable.

(g)	None.

(h)	Not Applicable.